  Exhibit 99.1

NEWS RELEASE
TSX: ELD NYSE: EGO	April 29, 2021

Eldorado Gold Receives Approval for Use of Dry Stack Tailings
at Skouries

VANCOUVER, BC – Eldorado Gold Corporation (“Eldorado” or “the Company”) is pleased to announce that the Greek Ministry of Energy and Environment has approved a modification to the Kassandra Mines Environmental Impact Assessment (“EIA”) to allow for the use of dry stack tailings disposal at the Skouries project. Dry stack technology involves filtering tailings to remove water prior to stacking and compacting the dry material in a designated tailings area.

Using dry stack tailings disposal provides several benefits to the Skouries project:

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Dry stacked material is denser than conventional slurry tailings and can be stacked and compacted, thus occupying less space and reducing the environmental footprint of the facility by 50%.

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The high solids content of the dry-stack material, which has a consistency similar to damp sand, significantly improves the tailings facility’s safety and stability, particularly during extreme weather events.

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Water removed from the tailings will be recycled, reducing the need to extract water from local sources.

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Allows for continuous reclamation, making final reclamation at the end of mine life faster and easier.

“Receipt of this approval is a major milestone for the Skouries project and the use of dry-stack technology results in a number of safety, environmental and economic benefits,” said George Burns, President and CEO. “Eldorado continues to be an industry leader in dry stack tailings as we have deployed this technology at the majority of our mines. Investment in dry stack at Skouries demonstrates our commitments to using best available environmental technologies at our mines and to ensuring the safety and protection of people and the environment.

“This approval is one of the key items required to restart construction at Skouries. We continue to advance other work on the project, including the completion of a feasibility-level update to the capital cost estimate. Skouries is a world class asset and once in production will add significant value for our investors, local communities and the Greek State.”

About Skouries Project

The Skouries project is one component of the Kassandra Mines, which includes the nearby Olympias mine and the Stratoni/Mavres Petres mine. On February 5, 2021, Eldorado Gold signed an Amended Investment Agreement (the “Agreement”) with the Hellenic Republic to govern the further development, construction and operation of the Kassandra Mines and facilities in northern Greece. The Agreement was approved and ratified by the Greek Parliament on March 17, 2021.

Skouries is a high-grade gold-copper porphyry project that is partially constructed and currently on care and maintenance. Skouries is expected to operate for approximately 23 years based on current reserves, initially as an open pit and underground mine, followed by underground mining only.

A copy of the Skouries Technical report can be found here, or on SEDAR.

To take a virtual tour of the Skouries site, please visit: https://vrify.com/explore/projects/45/sites/3147

About Eldorado Gold

Eldorado is a gold and base metals producer with mining, development and exploration operations in Turkey, Canada, Greece, Romania, and Brazil. The Company has a highly skilled and dedicated workforce, safe and responsible operations, a portfolio of high-quality assets, and long-term partnerships with local communities. Eldorado's common shares trade on the Toronto Stock Exchange (TSX: ELD) and the New York Stock Exchange (NYSE: EGO).

Contacts

Investor Relations
Jeff Wilhoit, Interim Head of Investor Relations
604.376.1548 or 1.888.353.8166 jeff.wilhoit@eldoradogold.com

Media
Louise Burgess, Director Communications & Government Relations
604.616.2296 or 1.888.363.8166 louise.burgess@eldoradogold.com

Cautionary Note About Forward-Looking Statements and Information

Certain of the statements made and information provided in this press release are forward-looking statements or information within the meaning of the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws. Often, these forward-looking statements and forward-looking information can be identified by the use of words such as "plans", "expects", "is expected", "budget", “continue”, “projected”, "scheduled", "estimates", "forecasts", "intends", "anticipates", or "believes" or the negatives thereof or variations of such words and phrases or statements that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved.

Forward-looking statements or information contained in this release include, but are not limited to, statements or information with respect to: the completion of workstreams and construction at Skouries, including updates to capital cost estimates and securing project financing, and the ratification of the Amended Investment Agreement. the benefits of using dry stack tailings, the advancement of technical work at Skouries, expected reserves, mine life, production, costs, NPV and design at Skouries, and the benefits thereof, our expectations regarding the timing and quantity annual gold production; our expectation as to our future financial and operating performance, including expectations around generating free cash flow; working capital requirements; debt repayment obligations; use of proceeds from financing activities; expected metallurgical recoveries and concentrate grade and quality; gold price outlook and the global concentrate market; risk factors affecting our business; our strategy, plans and goals, including our proposed exploration, development, construction, permitting and operating plans and priorities and related timelines; and schedules and results of litigation and arbitration proceedings. Forward-looking statements and forward-looking information by their nature are based on assumptions and involve known and unknown risks, market uncertainties and other factors, which may cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements or information.

We have made certain assumptions about the forward-looking statements and information, including assumptions about: ratification and effectiveness of the Amended Investment Agreement, and the benefits thereof and, the ability to achieve the expected benefits, the completion of advancement of technical work and construction at Skouries, including securing financing, production and cost guidance, and ability to move into production, and the timing thereof, how the world-wide economic and social impact of COVID-19 is managed and the duration and extent of the COVID-19 pandemic; timing and cost of construction and exploration; the geopolitical, economic, permitting and legal climate that we operate in; the future price of gold and other commodities; the global concentrate market; exchange rates; anticipated costs, expenses and working capital requirements; production, mineral reserves and resources and metallurgical recoveries; the impact of acquisitions, dispositions, suspensions or delays on our business; and the ability to achieve our goals. In particular, except where otherwise stated, we have assumed a continuation of existing business operations on substantially the same basis as exists at the time of this release.

Even though our management believes that the assumptions made and the expectations represented by such statements or information are reasonable, there can be no assurance that the forward-looking statement or information will prove to be accurate. Many assumptions may be difficult to predict and are beyond our control.

Furthermore, should one or more of the risks, uncertainties or other factors materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in forward-looking statements or information. These risks, uncertainties and other factors include, among others: the ratification of the Amended Investment Agreement, including the timing thereof, the ability to achieve the expected benefits of the Agreement, the ability to complete advancement of technical work and construction at Skouries, including securing financing, and meeting production and cost guidance, and ability to move into production, and the timing thereof, ability to meet production and cost guidance, global outbreaks of infectious diseases, including COVID-19; timing and cost of construction, and the associated benefits; recoveries of gold and other metals; geopolitical and economic climate (global and local), risks related to mineral tenure and permits; gold and other commodity price volatility; information technology systems risks; continued softening of the global concentrate market; risks regarding potential and pending litigation and arbitration proceedings relating to our business, properties and operations; expected impact on reserves and the carrying value; the updating of the reserve and resource models and life of mine plans; mining operational and development risk; financing risks; foreign country operational risks; risks of sovereign investment; regulatory risks and liabilities including environmental regulatory restrictions and liability; discrepancies between actual and estimated production; mineral reserves and resources and metallurgical testing and recoveries; additional funding requirements; currency fluctuations; community and non-governmental organization actions; speculative nature of gold exploration; dilution; share price volatility and the price of our common shares; competition; loss of key employees; and defective title to mineral claims or properties, as well as those risk factors discussed in the sections titled “Forward-Looking Statements” and "Risk factors in our business" in the Company's most recent Annual Information Form & Form 40-F. The reader is directed to carefully review the detailed risk discussion in our most recent Annual Information Form filed on SEDAR and EDGAR under our Company name, which discussion is incorporated by reference in this release, for a fuller understanding of the risks and uncertainties that affect the Company’s business and operations.

The inclusion of forward-looking statements and information is designed to help you understand management’s current views of our near- and longer-term prospects, and it may not be appropriate for other purposes.

There can be no assurance that forward-looking statements or information will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, you should not place undue reliance on the forward-looking statements or information contained herein. Except as required by law, we do not expect to update forward-looking statements and information continually as conditions change.

Except as otherwise noted, scientific and technical information contained in this press release was reviewed and approved by Simon Hille, FAusIMM and VP Technical Services for the Company, and a "qualified person" under NI 43-101.